Elephant Talk Communications Corp.

Schiphol Boulevard 249

1118 BH Schiphol

The Netherlands

c/o Ellenoff Grossman & Schole LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

October 15, 2012

VIA EDGAR

Ms. Inessa Kessman,

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Elephant Talk Communications Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for Fiscal Year Ended June 30, 2012

Filed August 2, 2012

File No. 001-35360

Dear Mr. Spirgel:

Elephant Talk Communications Corp. (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated September 19, 2012, regarding Form 10-K for fiscal year ended December 31, 2011, filed March 30, 2012 (the “Form 10-K”)’ and Form 10-Q for the quarterly period ended June 30, 2012, filed August 2, 2012 (the “Form 10-Q”). A marked version of the proposed Amendment No. 1 to the Form 10-Q (“Form 10-Q/A”) is enclosed herewith reflecting all changes to the Form 10-Q. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Note 2. Significant Accounting Policies, page 7

Cash and Cash Equivalents, page 8

1.	We note your statement that, "For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of six months or less at the time of purchase to be cash equivalents." Please tell us why you believe six months is the appropriate time period versus three months. Tell us how you considered the definition of cash equivalent from ASU 305-10-20.

The Note 2 to the Financial Statements in the Form 10-Q/A for quarterly period ended June 30, 2012 has been revised in accordance with the Staff’s comment to state that "For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents."

Liquidity and Capital Resources, page 31

2.	We note your current disclosure regarding historical liquidity resources. However, in addition to your current disclosure please evaluate separately in detail your ability to meet upcoming cash requirements over both the short and long term. In addition, identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you plan to take to remedy the deficiency.

The Liquidity and Capital Resources section in the Form 10-Q/A for quarterly period ended June 30, 2012 has been revised in accordance with the Staff’s comment to provide detailed discussion of the Company’s ability to meet upcoming cash requirements over both the short and long term.

Item 4. Controls and Procedures, page 32

3.	Please amend your filing to address the effectiveness of your Disclosure Controls and Procedures in accordance with Rules 13a-15 of the Securities Exchange Act of 1934.

The Control and Procedure section in the Form 10-Q/A for quarterly period ended June 30, 2012 has been revised in accordance with the Staff’s comment.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Barry Grossman Esq. or Sarah Williams Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Nije
Mark Nije